UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This current report on Form 6-K is being filed to disclose the home country rule exemptions of Mobile-health Network Solutions (“we”, “our”, “us” or the “Company”) that it has elected to follow.

As a company incorporated in the Cayman Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements as follows:

(i)	Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; and

(ii)	Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants;

(iii)	Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement;

(iv)	Nasdaq Marketplace Rule 5250(d) which sets forth the requirement to distribute annual and interim reports; and

(v)	Nasdaq Marketplace Rule 5620(b), pursuant to which each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

Our Cayman Islands counsel, Harney Westwood & Riegels Singapore LLP, has provided a letter to Nasdaq certifying that, the Company’s practices with regard to these requirements are not prohibited by the Companies Act (As Revised) of the Cayman Islands and the amended and restated memorandum and articles of association of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: June 6, 2025	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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